SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: May 9, 2006

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐        No  ☒

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On May 8, 2006, QIAGEN N.V. issued a press release pursuant to Rule 135c announcing a proposed offering of US$220 million of senior convertible notes in reliance on Regulation S under the Securities Act of 1933, as amended. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On May 9, 2006, QIAGEN N.V. issued a press release pursuant to Rule 135c announcing the pricing of a previously announced offering of US$270 million of senior convertible notes. The press release is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer Date: May 9, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release dated May 8, 2006

99.2	Press release dated May 9, 2006

Exhibit 99.1

Contacts:

Peer M. Schatz Chief Executive Officer QIAGEN N.V. +49 2103 29 11702 e-mail: peer.schatz@QIAGEN.com	Dr. Solveigh Mähler Investor Relations QIAGEN N.V. +49 2103 29 11710 e-mail: solveigh.maehler@QIAGEN.com

QIAGEN Announces Offering of Convertible Notes

Venlo, The Netherlands, May 8, 2006—QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN” or the “Company”) today announced that it plans to offer $220 million of senior convertible notes (the “Notes”) due 2026 in minimum denominations of $100,000 to institutional investors outside the U.S. in reliance on Regulation S under the Securities Act of 1933, as amended. The Company also plans to grant the initial purchasers of the Notes an option to purchase up to an additional $30 million aggregate principal amount of the Notes.

The Notes are structured with a final maturity of 20 years, cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. Noteholders will have an option to require the issuer to redeem the Notes at par at 7, 11, and 16 years. The Notes are to be offered with a coupon of 3.125% to 3.625% and a conversion premium of 30% to 35%. The coupon and conversion premium will be set at final pricing, which is expected to occur on May 9, 2006.

QIAGEN believes that the convertible bond market currently offers attractive financing opportunities. The Company plans to use the proceeds of this offering to optimize the structure of its balance sheet (which may include the repayment of existing debt), to finance future acquisitions and for general corporate purposes.

The Notes will be issued by a wholly-owned subsidiary of QIAGEN and guaranteed by QIAGEN. The settlement date of the Notes is expected to be on or about May 16, 2006. An application will be made to list and admit to trading the Notes on the regulated market of the Luxembourg Stock Exchange. In conjunction with the offering of the Notes, two significant shareholders of QIAGEN may lend common shares for a pre determined period of time and price to the initial purchasers to facilitate execution of the offering.

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In connection with the issue of the Notes, the initial purchasers, or any of them acting as stabilization agent, may over-allot or effect transactions with a view to supporting the market price of the Notes or the common shares deliverable upon conversion of the Notes at levels above those which might otherwise prevail. Such transactions may be effected in the over-the-counter markets or otherwise. However, there is no assurance that the initial purchasers or a stabilization agent will undertake stabilization action. Any such stabilization action may begin on the date of adequate public disclosure of the final terms of the offer in relation to such Notes and, if commenced, may be discontinued at any time and must end no later than (i) 30 calendar days after the date on which the issuer receives the proceeds of the issue or (ii) 60 calendar days after the date of allotment of the Notes, whichever is the earlier.

If the initial purchasers sell more than $220,000,000 aggregate principal amount of the Notes, the initial purchasers have an option to subscribe for up to an additional $30,000,000 aggregate principal amount of the Notes from the issuer to cover such sales. The initial purchasers may exercise this option for 30 days from May 9, 2006.

This announcement is for general information only and does not form part of any offer to sell, or the solicitation of any offer to buy, securities. The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions.

This announcement is directed only at the following persons in the United Kingdom: investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); and high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order. If you are in the United Kingdom and do not fall into one of the above categories, any investment or investment activity to which this announcement relates is not available to you, and will not be engaged in with you, and you should not act upon, or rely on, this announcement.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding QIAGEN’s intention to commence and complete the offering and the intended uses of the proceeds of any such offering. To the extent that any of the statements contained herein are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the applied testing markets, clinical research markets and proteomics markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to the level and timing of customers’ funding, budgets, and other factors), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors’ products, market acceptance of QIAGEN’s new products, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with or furnished to the U.S. Securities and Exchange Commission (SEC).

The Notes being offered and the common shares issuable upon conversion of the Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful.

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Exhibit 99.2

Contacts:

Peer M. Schatz Chief Executive Officer QIAGEN N.V. +49 2103 29 11702 e-mail: peer.schatz@QIAGEN.com	Dr. Solveigh Mähler Investor Relations QIAGEN N.V. +49 2103 29 11710 e-mail: solveigh.maehler@QIAGEN.com

QIAGEN Announces Pricing of $270,000,000 of 3.25% Senior Convertible Notes Due 2026

Venlo, The Netherlands, May 9, 2006—QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN” or the “Company”) today announced the pricing of $270 million of senior convertible notes (the “Notes”) due 2026 to be sold in minimum denominations of $100,000 to institutional investors outside the U.S. in reliance on Regulation S under the Securities Act of 1933, as amended. The Company has also granted the initial purchasers of the Notes an option to purchase up to an additional $30 million aggregate principal amount of the Notes. In light of the positive reception and the high level of demand for the offering on the financial markets, the Company increased the size of the convertible note issuance from the previously announced $220 million (plus a purchaser option to acquire an additional $30 million).

The Notes will be convertible into the Company’s common shares at a conversion price of $20.00, subject to adjustment. The Notes will pay a coupon of 3.25%, payable semi-annually in arrears.

QIAGEN believes that the current convertible bond market offers attractive financing opportunities. The offering will provide additional financial resources and flexibility while capitalizing on the current favorable market environment. The Company plans to use the proceeds of this offering to optimize the structure of its balance sheet (which may include the repayment of existing debt), to finance future acquisitions and for general corporate purposes.

The Notes will be issued by a wholly-owned subsidiary of QIAGEN and guaranteed by QIAGEN. The settlement date of the Notes is expected to be on or about May 16, 2006. An application will be made to list and admit to trading the Notes on the regulated market of the Luxembourg Stock Exchange.

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In connection with the issue of the Notes, the initial purchasers, or any of them acting as stabilization agent, may over-allot or effect transactions with a view to supporting the market price of the Notes or the common shares deliverable upon conversion of the Notes at levels above those which might otherwise prevail. Such transactions may be effected in the over-the-counter markets or otherwise. However, there is no assurance that the initial purchasers or a stabilization agent will undertake stabilization action. Any such stabilization action may begin on the date of adequate public disclosure of the final terms of the offer in relation to such Notes and, if commenced, may be discontinued at any time and must end no later than (i) 30 calendar days after the date on which the issuer receives the proceeds of the issue or (ii) 60 calendar days after the date of allotment of the Notes, whichever is the earlier.

If the initial purchasers sell more than $270,000,000 aggregate principal amount of the Notes, the initial purchasers have an option to subscribe for up to an additional $30,000,000 aggregate principal amount of the Notes from the issuer to cover such sales. The initial purchasers may exercise this option for 30 days from May 9, 2006.

This announcement is for general information only and does not form part of any offer to sell, or the solicitation of any offer to buy, securities. The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions.

This announcement is directed only at the following persons in the United Kingdom: investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); and high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order. If you are in the United Kingdom and do not fall into one of the above categories, any investment or investment activity to which this announcement relates is not available to you, and will not be engaged in with you, and you should not act upon, or rely on, this announcement.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding QIAGEN’s intention to commence and complete the offering and the intended uses of the proceeds of any such offering. To the extent that any of the statements contained herein are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the applied testing markets, clinical research markets and proteomics markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to the level and timing of customers’ funding, budgets, and other factors), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors’ products, market acceptance of QIAGEN’s new products, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with or furnished to the U.S. Securities and Exchange Commission (SEC).

The Notes being offered and the common shares issuable upon conversion of the Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful.

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